Filed Pursuant to Rule 424(b)(2)
Registration No. 333-140227
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 27, 2007)
102,800 Shares of Common Stock
Pursuant to this prospectus supplement, we are offering 50,000 shares of our common stock, par value $0.001 per share, to Wilmington Capital Securities, LLC and certain of its employees in exchange for certain services provided relating to our debt refinancing in March 2009. We are also offering 52,800 shares of our common stock to be issued upon the exercise of certain warrants held by affiliates of CRT Capital Group LLC at a price of $0.41 per share. The warrants were issued in exchange for certain services provided relating to asset disposal and debt refinancing transactions in March 2009. We will not receive any of the proceeds from sales of the shares by the security holders.
We expect to issue the shares to each of the above-named entities on or about September 3, 2009. The shares have been approved for listing on NYSE Amex upon notice of issuance. Our common stock is listed on NYSE Amex under the trading symbol “KAD.” The last reported sale price of our common stock on September 2, 2009 was $0.67 per share.
Please read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision. Investing in Arcadia Resources, Inc. Common Stock involves risks. See Risk Factors beginning on page S-4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the common stock offered by this prospectus supplement, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus supplement is correct as of any time subsequent to the date of this prospectus supplement.
The date of this prospectus supplement is September 3, 2009.

TABLE OF CONTENTS
Prospectus Supplement

About This Prospectus Supplement	S-3
The Offering	S-3
Risk Factors	S-4
Use of Proceeds	S-4
Dilution	S-4
Description of Warrants	S-5
Where You Can Find More Information	S-5
Plan of Distribution	S-5

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
As used in this prospectus supplement, the terms “Arcadia,” “we,” “our” or “us” mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.
THE OFFERING

Securities we are offering pursuant to this prospectus supplement	50,000 shares of common stock, par value $0.001 per share, to Wilmington Capital Securities LLC.

52,800 shares of common stock, par value $0.001 per share to CRT Associates LLC and CRT IB LLC.

Description of Warrants	Each of CRT Associates LLC and CRT IB LLC holds a warrant to purchase 26,400 shares of common stock at a price per share of $0.41. The warrant exercise price may be paid in cash or by the delivery of shares of our common stock, including shares issuable pursuant to the warrants. The warrants are exercisable immediately and will expire on April 7, 2014. See “Description of Warrants.”

Use of Proceeds	The shares being offered to Wilmington Capital Securities LLC and certain of its employees are being issued in satisfaction of certain obligations in consideration of services provided by Wilmington Capital in connection with the refinancing of our outstanding debt in March 2009. We will use the cash proceeds, if any, from the sale of the shares pursuant to the exercise of the warrants by CRT Associates LLC or CRT IB LLC for general corporate purposes. We will not receive any cash proceeds from the sale of the shares of our common stock by the security holders. See “Use of Proceeds”

Risk Factors	This investment involves a high degree of risk. See “Risk Factors” beginning on page S-4 of this prospectus supplement and page 4 of the accompanying base prospectus.

Market for our common stock	Our common stock is quoted on NYSE Amex under the symbol “KAD.” On September 2, 2009, the last reported sale price of our common stock on NYSE Amex was $0.67.

Common stock outstanding before the offering	161,688,399 shares, as of September 3, 2009.

Common stock outstanding after the offering	161,791,199 shares, assuming the warrants are exercised in full.

RISK FACTORS
An investment in our common stock is highly speculative and involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference in the accompanying prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the SEC on July 14, 2009, and our Quarterly Report on Form 10-Q for the three months ended June 30, 2009, filed with the SEC on August 14, 2009, as updated by our Quarterly Reports on Form 10-Q and our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, filed after such Quarterly Report. Any of the risks we have described could materially adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment. Further, the risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently believe are not material, could also materially adversely affect our business, financial condition or operating results.
USE OF PROCEEDS
The shares offered to Wilmington Capital Securities LLC and certain of its employees are being offered in payment of certain obligations as described below. The shares offered to CRT Associates LLC and CRT IB LLC are being offered pursuant to the terms of the warrants. We will not receive any cash proceeds from the sale of the shares by the security holders. The security holders will pay any underwriting discounts and commissions and expenses incurred by the security holders for brokerage, accounting, tax or legal services or any other expenses incurred by the security holders in connection with sales by them. We will bear all costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus supplement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.
We may receive cash proceeds from CRT Associates LLC and CRT IB LLC if and when either of them exercises its warrant. To the extent the warrants are exercised for cash, we could receive proceeds of up to $21,648, which we would use for general corporate purposes. We will not receive any cash proceeds if the warrants are exercise by delivery of shares of our common stock as permitted by the warrants.
We are a party to an advisory agreement with Wilmington Capital Securities, LLC, dated March 20, 2009, pursuant to which Wilmington Capital agreed to provide certain communication services to us in exchange for 50,000 shares of our common stock. We also agreed to indemnify Wilmington Capital and certain of its employees against certain liabilities that it might incur in connection with its efforts under the advisory agreement.
DILUTION
The net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends and exercise of warrants or options, and , to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. We currently have no preferred stock outstanding. Since we will not receive any of the proceeds from the sale of the shares sold by the selling security holders under this prospectus supplement, the net tangible book value of our common stock will not be increased or decreased as a result of such sales, nor will the number of shares outstanding be affected by such sales. Moreover, the impact of our issuance of the shares offered by this prospectus supplement and our receipt of the cash purchase price for the shares issued upon exercise of the warrants on the number of shares of our common stock and our net tangible book value per share, respectively, is not material.

DESCRIPTION OF WARRANTS
We are offering to issue 52,800 shares pursuant to warrants to purchase our common stock in two allotments, (a) 26,400 warrants are held by CRT Associates LLC pursuant to a Common Stock Purchase Warrant dated April 7, 2009; and (b) 26,400 warrants are held by CRT IB LLC pursuant to a Common Stock Purchase Warrant dated April 7, 2009. The warrants are exercisable for an equal number of shares of our common stock for the price of $0.41 per share, subject to certain adjustments (described below). The warrant exercise price may be paid in cash or by the delivery of shares of our common stock, including shares issuable pursuant to the warrants. The warrants are immediately exercisable and will expire on April 7, 2014. The warrants and the underlying common stock are freely transferable, subject to certain transfer restrictions set forth in the Common Stock Purchase Warrant. The number of shares of common stock for which the warrant is exercisable, and the price at which such shares may be purchased upon exercise, is subject to adjustment upon the Company’s (i) declaration of a dividend or other distribution on the outstanding shares of its common stock in shares of common stock; or (ii) a subdivision or combination of its common stock, resulting in a larger or smaller number of shares outstanding, respectively. In the event of a change in control (as defined in the Common Stock Purchase Warrant), the Company can accelerate the expiration date of the warrant upon notice to the warrant holder. If the Company does not accelerate the expiration date and the change in control occurs, the warrant will be exercisable for shares of the acquiring corporation or other consideration into which shares of the Company were converted in the change in control transaction.
PLAN OF DISTRIBUTION
The shares covered hereby will be issued by Arcadia in exchange for certain services provided or pursuant to the exercise of outstanding warrants as described herein, and no broker, dealer or underwriter has been engaged in connection therewith. The selling security holders will act independently of Arcadia in making decisions with respect to the timing, manner, and size of each resale of the common stock. Resales of shares may be made from time to time by selling security holders, including their respective donees, transferees, pledges or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. For more information, see “Plan of Distribution” in the accompanying base prospectus.
WHERE YOU CAN FIND MORE INFORMATION
Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.
We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.
Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:

Arcadia Resources, Inc.
9229 Delegates Row, Ste. 260
Indianapolis, IN 46240
Attention: Corporate Secretary
(317) 569-8234